UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 5, 2025 (January 30, 2025)

Inflection Point Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41711	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

167 Madison Avenue Suite 205 #1017

New York, New York 10016

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 476-6908

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	IPXXU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	IPXX	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	IPXXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Amendment No. 2 to Business Combination Agreement

As previously disclosed, on August 21, 2024, Inflection Point Acquisition Corp. II, a Cayman Islands exempted company (“Inflection Point”), USA Rare Earth, LLC, a Delaware limited liability company (“USARE”) and IPXX Merger Sub, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Inflection Point (“Merger Sub”) entered into a Business Combination Agreement (as amended by Amendment No. 1 to the Business Combination Agreement on November 12, 2024 and as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement” and the transactions contemplated thereby, collectively, the “Business Combination”). In connection with the Business Combination, Inflection Point will be renamed “USA Rare Earth, Inc.” (“New USARE”).

On January 30, 2025, Inflection Point and USARE entered into that certain Amendment No. 2 to the Business Combination Agreement (“BCA Amendment No. 2”) to, among other matters, set out the proposed directors of New USARE, address certain other governance matters and modify certain document delivery conditions.

The foregoing description of BCA Amendment No. 2 does not purport to be complete and is qualified in its entirety by the terms and conditions of BCA Amendment No. 2, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Amendment No. 1 to Sponsor Support Agreement

As previously disclosed, concurrently with the signing of the Business Combination Agreement, Inflection Point Holdings II LLC, a Delaware limited liability company (the “Sponsor”), Inflection Point and USARE entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor has agreed to (i) vote to adopt and approve the Business Combination Agreement and the other documents contemplated therein and the transactions contemplated therein and (ii) forfeit 60,000 warrants to purchase shares of Inflection Point that are held by the Sponsor for every $1,000,000 by which (x) the gross proceeds at closing of the Business Combination from the Trust Account (as defined in the Business Combination Agreement) established by Inflection Point in connection with its initial public offering (after giving effect to the Redemption (as defined in the Business Combination Agreement)) plus (y) the gross proceeds from the Class A Preferred Unit Investment (as defined in the Business Combination Agreement), the Series A Preferred Stock Investment (as defined below) and any PIPE Investment (as defined in the Business Combination Agreement) are below $50,000,000, up to a maximum of 1,500,000 warrants forfeited. Additionally, the Sponsor agreed to be bound by certain covenants set forth in the Business Combination Agreement as if it was a signatory thereto.

On January 31, 2025, the Sponsor, Inflection Point and USARE entered into an amendment to the Sponsor Support Agreement (the “Sponsor Support Agreement Amendment”) to eliminate the provisions providing for the potential forfeiture of warrants by the Sponsor from the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of Sponsor Support Agreement Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Series A SPA Termination Agreement

As previously disclosed, concurrently with the signing of the Business Combination Agreement, (i) USARE and Inflection Point Fund I, LP, a Delaware limited partnership (“Inflection Point Fund”), an accredited investor that is an affiliate of Inflection Point, entered into a securities purchase agreement (the “Class A-2 Convertible Preferred SPA”), pursuant to which Inflection Point Fund purchased an aggregate of (i) 343,137 Class A-2 convertible preferred units of USARE (“Class A-2 Convertible Preferred Units”) and (ii) a warrant exercisable for an aggregate of 561,887 Class A units of USARE (“USARE Class A Units”) at an initial exercise price of $12.00, for an aggregate purchase price of $3.5 million and (ii) Inflection Point, USARE and Inflection Point Fund entered into a securities purchase agreement (the “Series A SPA”), pursuant to which Inflection Point Fund agreed to purchase 759,804 shares of Series A preferred stock of New USARE and a warrant exercisable to purchase 759,804 shares of common stock of New USARE at an initial exercise price of $12.00, for an aggregate purchase price of $9,117,648 (the “Series A Preferred Stock Investment”).

Pursuant to a letter agreement, dated August 21, 2024, by and among USARE, Inflection Point Fund and the other parties thereto, Inflection Point Fund had the right, but not the obligation to accelerate its commitment to make the Series A Preferred Stock Investment by purchasing additional USARE Class A-2 Convertible Preferred Units and warrants on terms and conditions identical to those set forth in the Class A-2 Convertible Preferred SPA, with Inflection Point Fund’s obligation to make the Series A Preferred Stock Investment reduced by an amount equal to the product of (i) the Class A-2 Convertible Preferred Unit Original Issue Price (as defined in the operating agreement of USARE, as amended) multiplied by the (ii) the number of additional USARE Class A-2 Convertible Preferred Units purchased.

On February 3, 2025, pursuant to a securities purchase agreement dated January 31, 2025, Inflection Point Fund pre-funded the Series A Preferred Stock Investment by consummating the purchase of 833,333 additional USARE Class A-2 Convertible Preferred Units and a warrant exercisable for 833,333 USARE Class A Units at an initial exercise price of $12.00, for an aggregate purchase price of $8.5 million (the “Pre-Funding”).

As the Pre-Funding fully satisfied Inflection Point Fund’s obligation to make the Series A Preferred Stock Investment, Inflection Point, USARE and Inflection Point Fund entered into a termination agreement, dated January 31, 2025 (the “Series A SPA Termination Agreement”), pursuant to which the Series A SPA was terminated upon completion of the Pre-Funding.

The foregoing description of the Series A SPA Termination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of Series A SPA Termination Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Additional Information about the Business Combination and Where to Find it

The proposed business combination between Inflection Point and USARE pursuant to the Business Combination Agreement (the transactions contemplated thereby, collectively, the “Proposed Business Combination”) will be submitted to the shareholders of Inflection Point for their consideration. Inflection Point filed a registration statement on Form S-4 (as may be amended and supplemented from time to time, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Inflection Point’s shareholders in connection with Inflection Point’s solicitation for proxies for the vote by Inflection Point’s shareholders in connection with the Proposed Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued (or deemed issued) to Inflection Point’s securityholders and USARE’s equityholders in connection with the completion of the Proposed Business Combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Proposed Business Combination. Inflection Point’s shareholders and other interested persons are advised to read the Registration Statement, the preliminary proxy statement/prospectus included in the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Proposed Business Combination, in connection with Inflection Point’s solicitation of proxies for its extraordinary general meeting to be held to approve, among other things, the Proposed Business Combination, as well as other documents filed with the SEC in connection with the Proposed Business Combination, as these documents contain important information about Inflection Point, USARE, and the Proposed Business Combination. Securityholders of Inflection Point and equityholders of USARE may obtain a copy of the preliminary or definitive proxy statement/prospectus, as well as other documents filed by Inflection Point with the SEC that will or may be incorporated by reference in the proxy statement/prospectus, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Inflection Point at Inflection Point Acquisition Corp. II, 167 Madison Avenue Suite 205 #1017 New York, New York 10016.

The contents of Inflection Point’s and USARE’s website are not incorporated into this filing.

Participants in the Solicitation

Inflection Point and its directors and executive officers may be deemed participants in the solicitation of proxies from Inflection Point’s stockholders with respect to the Proposed Business Combination. A list of the names of those directors and executive officers and information regarding their interests in the Proposed Business Combination has been and will be included in the sections entitled “Beneficial Ownership of Securities” and “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” of Inflection Point’s Registration Statement, which is available free of charge at the SEC’s website at https://www.sec.gov/Archives/edgar/data/1787434/000121390025010175/ea0220524-04.htm

USARE’s managers and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Inflection Point in connection with the Proposed Business Combination. A list of the names of such managers and executive officers and information regarding their interests in the Proposed Business Combination has been and will be included in the sections entitled “Beneficial Ownership of Securities” and “The Business Combination Proposal — Interests of the USARE Directors and Executive Officers” of Inflection Point’s Registration Statement, which is available free of charge at the SEC’s website at https://www.sec.gov/Archives/edgar/data/1787434/000121390025010175/ea0220524-04.htm

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, without limitation, statements regarding or similar to: estimates and forecasts of financial and operational metrics; plans, goals, ambitions, targets, projections, future business and operations regarding future mining capabilities, operations, manufacturing capacity and plant performance; projections of market opportunity and market share; USARE’s commercialization costs and timeline; USARE’s ability to timely and effectively meet construction and mining timelines and scale its production and manufacturing processes; USARE’s ability to maintain, protect, and enhance its intellectual property; development of favorable regulations and government demand, contracts, and incentives affecting the markets in which USARE operates; USARE’s ability to receive and/or maintain the necessary permits and other government approvals necessary to operate its business; any estimates with respect to the rare earth and critical element and mineral deposits in the Texas Round Top deposit; Inflection Point’s and USARE’s expectations with respect to future performance of USARE’s (and, after the Proposed Business Combination, the combined company’s) business; the expected funding of any PIPE investment and any additional pre-funded investment, to the extent they remain unfunded; anticipated financial impacts of the Proposed Business Combination; the satisfaction of the closing conditions to the Proposed Business Combination; and the timing of the completion of the Proposed Business Combination. For example, any projections of future enterprise value, revenue, market share, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “potential,” “predict,” “should,” or “will,” or, or the negatives of these terms or variations of them or similar terminology, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Inflection Point, USARE and their respective managements, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and USARE. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political conditions, and in applicable laws and regulations, (2) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements and any negotiations with respect to the Proposed Business Combination; (3) the outcome of any legal proceedings that have or may be instituted against Inflection Point, USARE, the combined company, or others; (4) the inability to complete the Proposed Business Combination due to the failure to obtain approval of the stockholders of Inflection Point for the Proposed Business Combination or to satisfy other conditions to closing; (5) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations of Inflection Point or USARE, including as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things: competition, the ability of the combined company to grow and manage growth profitably, the ability of the combined company to build or maintain relationships with customers and suppliers and retain its management and key employees, the supply and demand for rare earth minerals, the timing and amount of future production, costs of production, capital expenditures and requirements for additional capital, timing of future cash flow provided by operating activities, if any, uncertainty in any mineral estimates, uncertainty in any geological, metallurgical, and geotechnical studies and opinions, and transportation risks; (9) costs related to the Proposed Business Combination; (10) the possibility that USARE or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) risks related to the development of USARE’s magnet production facility and the timing of expected production milestones, and (13) other risks and uncertainties set forth in the Registration Statement (defined below) filed by Inflection Point with the SEC, the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and similar sections in Inflection Point’s final prospectus relating to its initial public offering dated May 24, 2023, and in subsequent Inflection Point filings with the SEC, including the Registration Statement (as defined below), relating to the Proposed Business Combination filed by Inflection Point, and any periodic Exchange Act reports filed with the SEC such as its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.The recipient of this Current Report on Form 8-K should carefully consider the foregoing risk factors and the other risks and uncertainties which are more fully described in the “Risk Factors” section of the Registration Statement discussed below and other documents filed by Inflection Point from time to time with the SEC. If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Inflection Point nor USARE presently know or that they currently believe are immaterial that could also cause actual results to differ from contained in the forward-looking statements. In addition, forward-looking statements reflect Inflection Point and USARE’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. These forward-looking statements speak only as of the date of this Current Report on Form 8-K. Inflection Point, USARE, and their respective representatives and affiliates specifically disclaim any obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, these forward-looking statements should not be relied upon as representing Inflection Point’s, USARE’s, or any of their respective representatives or affiliates’ assessments as of any date subsequent to the date of this Current Report on Form 8-K, and therefore undue reliance should not be placed upon the forward-looking statements. This Current Report on Form 8-K contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Proposed Business Combination.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination, or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Inflection Point, USARE, or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Proposed Business Combination or the accuracy or adequacy of this presentation.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed or furnished with this Current Report on Form 8-K:

Exhibit Number	Description
2.1*	Amendment No. 2 to Business Combination Agreement, dated as of January 30, 2025, by and between Inflection Point Acquisition Corp. II and USA Rare Earth, LLC.
10.1	Amendment No. 1 to Sponsor Support Agreement, dated as of January 31, 2025, by and among Inflection Point Acquisition Corp. II, USA Rare Earth, LLC and Inflection Point Holdings II, LLC.
10.2	Termination Agreement, dated January 31, 2025, by and among Inflection Point Acquisition Corp. II, USA Rare Earth, LLC and Inflection Point Fund I, LP.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules and similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. Inflection Point Acquisition Corp. II agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INFLECTION POINT ACQUISITION CORP. II

Date: February 5, 2025	By:	/s/ Michael Blitzer
	Name:	Michael Blitzer
	Title:	Chairman and Chief Executive Officer
(Principal Executive Officer)